                                       FORM 6-K

                            SECURITIES EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               REPORT OF FOREIGN ISSUER
                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            COMMISSION FILE NUMBER 0-15577
                             FOR THE MONTH OF APRIL 1998

                      CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                      ------------------------------------------
                   (Translation of registrant's name into English)

                              1801 Broadway, Suite 1620
                              -------------------------
                                Denver, Colorado 80202
                                ----------------------
                       (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    X                Form 40-F
                         -------                       -------
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                           No   X
                   -----                        -----
     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .

ENCLOSED IS A NOTICE OF SHAREHOLDERS MEETING FOR CONSOLIDATED NEVADA GOLDFIELDS CORPORATION, regarding the Annual General Meeting, to be held on June 22, 1998.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                              ------------------------------------------
                              (Registrant)



Date:  April 21, 1998         /s/ Jorge E. Ordonez C.
       --------------         -------------------------------------------------
                              By: Jorge E. Ordonez C., Acting President and CEO

NOTICE OF MEETING

LETTER #4

April 21, 1998


To all Canadian Securities Commissions, United States Security and Exchange Commission, and the Toronto Stock Exchange:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

Meeting Type:                                Annual General
Security Description of Voting Issue:        Common Shares
CUSIP Number:                                20965D102
Record Date:                                 May 8, 1998
Meeting Date:                                June 22, 1998

Meeting Location:

Offices of
Stikeman, Elliott - Barristers & Solicitors
Commerce Court West
53rd Floor, PO Box 85
Toronto, Ontario M5L 1B9
Canada

Registered Agent:

Montreal Trust Company of Canada
Suite 401, 510 Burrard Street
Vancouver, British Columbia  V6C 3B9

Sincerely,

 /s/  Jorge E. Ordonez
-------------------------------------------
Jorge E. Ordonez, Acting President and CEO
Consolidated Nevada Goldfields Corporation